                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              Isomet Corporation
                               (Name of Issuer)


                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                                  464893-10-6
                                (CUSIP Number)

                             David M. Mahle, Esq.
                          Jones, Day, Reavis & Pogue
                             599 Lexington Avenue
                           New York, New York 10022
                                (212) 326-3417
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 15, 1986
            (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. CUSIP No. 464893-10-6 13D

                                          Page 2 of 5 Pages 1

NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Consuelo Meloy Nussbaum  ###-##-####
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) p
                                                 (b) p
3
SEC USE ONLY

4
SOURCE OF FUNDS*

OO
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             p
PURSUANT TO ITEM 2(d) or 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7

SOLE VOTING POWER

Common Stock                                 180,001

8
SHARED VOTING POWER

                                   0
9
SOLE DISPOSITIVE POWER

Common Stock                                 180,001
10
SHARED DISPOSITIVE POWER

                                   0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Common Stock                      180,001

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  p
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Common Stock                       9.4%
14
TYPE OF REPORTING PERSON*

IN
                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

          The securities to which this statement relates are the Class A Common Stock, par value $1.00 per share (the "Common Stock"), of Isomet Corporation, a New Jersey corporation (the "Company"). The principal offices of the Company are located at 5263 Port Royal Road, Springfield, Virginia 22151.


Item 2. Identity and Background.

          (a)  Name:

                Consuelo Meloy Nussbaum

          (b)  Residence Address:

                27 Blueberry Lane
                Darien, Connecticut 06820

          (c)  Employment and Name, Principal Business and Business Address of
               Employer:

                The reporting person is retired.

          (d)  Criminal Convictions:

                During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)  Civil Proceedings Regarding Securities Violations:

                During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:

                United States of America

Item 3. Source and Amount of Funds or Other Consideration.

          The reporting person acquired beneficial ownership of 180,001 of the shares of Common Stock covered hereby by inheritance in December 1986 from her mother. The shares were initially issued to the reporting person's father, who was the founder and Chairman of the Board of the Company.

Item 4. Purpose of Transaction.

          The reporting person acquired beneficial ownership of 180,001 of the shares of Class A Common Stock covered hereby by inheritance in December 1986 from her mother. The shares were initially issued to the reporting person's father, who was the founder and Chairman of the Board of the Company. Such securities covered by this statement are being held for general investment purposes. The reporting person is planning on disposing of a portion of the Common Stock to raise cash from the proceeds of such disposition for other purposes.

          Except as set forth herein, the reporting person does not have any plans or proposals which would relate to or result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation,

               involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

          (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

          (a) - (b) At the date hereof, the reporting person has the sole power to vote and dispose of 180,001 shares of Common Stock. The Common Stock beneficially owned by the reporting person represents 9.4% of the 1,905,590 shares of Common Stock reported to be outstanding as of June 30, 1996, as reported in the Company's report on Form 10-Q, the most recently available filing with the Commission by the Company.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The reporting person's brother is a director of the Company.

Item 7. Material to be Filed as Exhibits.

         None.
                              SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 1996        By:  /s/ Consuelo Meloy Nussbaum
                       Name:   Consuelo Meloy Nussbaum